                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                           GULFPORT ENERGY CORPORATION
                                (Name of issuer)


                     Common Stock, $.01 Par Value Per Share
                         (Title of class of securities)


                                   402635-10-6
                                 (CUSIP number)


                                 Arthur H. Amron
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
       (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 29, 2002
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                            Wexford Capital LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                           Connecticut


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                        2,258,343
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   2,258,343

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   2,258,343


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                   21.3%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                 Wexford Spectrum Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      WC


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                    0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          14,108
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                      14,108

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                      14,108


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    0.1%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                 Wexford Spectrum Advisors, LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                           14,108
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                      14,108

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                      14,108


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    0.1%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO

-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                          Wexford Special Situations 1996, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      WC


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          770,992
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     770,992

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     770,992


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    7.5%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             PN


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                            Wexford Special Situations 1996 Institutional, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      WC


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          129,375
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     129,375

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     129,375


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    1.3%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             PN


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                           Wexford Advisors LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                    0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          934,978
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     934,978

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     934,978


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    9.0%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                    Wexford-Euris Special Situations 1996, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.       Shared Voting Power (see Item 5 below)                         202,504
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     202,504

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     202,504


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    2.0%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             PN


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                     Wexford-Euris Advisors LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          202,504
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     202,504

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     202,504


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    2.0%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             PN


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                        Wexford Special Situations 1996 Limited
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      WC



-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                        Cayman Islands


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                           34,611
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                      34,611

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                      34,611


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    0.3%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                              Wexford Capital Partners II, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      WC


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                    0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                         932,663
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     932,663

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     932,663


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    9.0%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             PN


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                    Wexford Capital Corporation
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          932,663
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     932,663

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     932,663


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    9.0%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             CO


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                              Wexford Overseas Partners I, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      WC


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                        Cayman Islands


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          174,090
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     174,090

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     174,090


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    1.7%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             PN


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                        Wexford Capital Limited
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                        Cayman Islands


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          174,090
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     174,090

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     174,090


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    1.7%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                        CD Holding Company, LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      WC


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                        4,721,032
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   4,721,032

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   4,721,032


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                   41.8%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                            Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                             5,505,305
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                        2,258,343
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                        5,505,305
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   2,258,343

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   7,763,648


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                   66.0%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                               Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      AF


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                        2,258,343
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   2,258,343

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   2,258,343


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                   21.3%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN


-------------------------------------------------------------------------------------------------------------------

CUSIP No. 402635-10-6
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                          Gulfport Funding, LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          108,625
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     108,625

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     108,625


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    1.1%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO


-------------------------------------------------------------------------------------------------------------------

         This Amendment No. 6 to Schedule 13D modifies and supplements the
Schedule 13D (the "Statement") initially filed on July 22, 1997, amended and restated in its entirety by Amendment No. 1 to the Statement filed on July 30, 1997, and further amended by Amendment No. [sic] 1 to the Statement filed on June 12, 1998, Amendment No. 3 to the Statement filed on January 21, 1999, Amendment No. 4 to the Statement filed October 20, 1999, and Amendment No. 5 to the Statement filed on June 27, 2001 with respect to the common stock, $0.01 par value per share (the "Common Stock"), of GULFPORT ENERGY CORPORATION, a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 6, the Statement, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         A. Since the date of the last amendment to the Statement, the Reporting Persons acquired an aggregate of 6,000.66 Units in a private placement effected by the Company pursuant to Regulation D under the Securities Act of 1933, for an aggregate purchase price of $6,000,660 (the "Purchase Price"). Each Unit consists of (i) one share of cumulative Preferred Stock, Series A, par value $0.01 per share, of the Company and (ii) one warrant (collectively, the "Unit Warrants") to purchase 250 shares of Common Stock of the Company at an exercise price of $4.00 per share, exercisable until March 29, 2012. Payment for the Units was funded with a combination of cash from working capital and the surrender by GF LLC to the Company for cancellation of a promissory note in the principal amount of $3.0 million plus accrued and unpaid interest thereon through March 29, 2002. The number of Units acquired by each of the Reporting Persons as a result of their acquisition of Units pursuant to the foregoing transaction is set forth below:

Reporting Person                                                Units Purchased*     Cash Paid**    Debt Forgiven**
----------------                                                 ---------------     ---------      -------------
Wexford Capital Partners II, L.P.                                     725.71         $  278,330      $  447,376
Wexford Overseas Partners, I, L.P.                                    135.46         $   51,953      $   83,507
Wexford Special Situations 1996, L.P.                                 599.91         $  230,083      $  369,826
Wexford Special Situations 1996 Institutional, L.P.                   100.67         $   38,608      $   62,057
Wexford-Euris Special Situations 1996, L.P.                           104.97         $        0      $  104,967
Wexford Special Situations 1996 Limited                                26.93         $   10,329      $   16,602
Wexford Spectrum Investors LLC                                         10.98         $    4,210      $    6,767
CD Holding Company LLC                                              4,296.03         $2,124,153      $2,171,877

         * For each Unit acquired, the acquiring Reporting Person is deemed the beneficial owner of 250 shares of Common Stock of the Company (e.g., the acquisition of 725.71 Units by Wexford Capital Partners II, L.P. resulted in an increase in the number of shares of Common Stock beneficially owned by such Reporting Person by 181,427.5 shares).

         ** The Cash Paid was paid by each of the Reporting Persons out of working capital and the Debt Forgiven was forgiven by GF LLC. The above table reflects the allocation of the debt forgiven among the members according to their respective ownership percentages in GF LLC.

         B. As a result of the issuance of the Unit Warrants, the Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 10,146,566 shares of Common Stock issued and outstanding, which, based upon information and belief, is the number of Shares currently outstanding):

1.   WEXFORD CAPITAL LLC
     -------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 2,258,343
          Percentage: 21.3%
     (b)  1. Sole power to vote or to direct vote: -0-
     2.   Shared power to vote or to direct vote: 2,258,343
     3.   Sole power to dispose or to direct the disposition: -0-
     4.   Shared power to dispose or to direct the disposition: 2,258,343
     (c)  Other than as reported above, there were no transactions by Wexford Capital in connection with the
          Common Stock during the past 60 days.
     (d)  Wexford Capital may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

2.   WEXFORD SPECTRUM INVESTORS LLC
     ------------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 14,108
          Percentage: 0.1%

     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 14,108
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 14,108
     (c)  Other than as reported above, there were no transactions by Wexford Spectrum in connection with the
          Common Stock during the past 60 days.
     (d)  Wexford Spectrum may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

3.   WEXFORD SPECTRUM ADVISORS, LLC
     ------------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 14,108
          Percentage: 0.1%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 14,108
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 14,108
     (c)  Other than as reported above, there were no transactions by the Spectrum General Partner in connection with the Common Stock during the past 60 days.
     (d)  The Spectrum General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

4.   WEXFORD SPECIAL SITUATIONS 1996, L.P.
     -------------------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 770,992 Percentage: 7.5%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 770,992
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 770,992
     (c)  Other than as reported above, there were no transactions by Wexford Special Situations 1996, L.P. in connection with the Common Stock during the past 60 days.
     (d)  Wexford Special Situations 1996, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

5.   WEXFORD SPECIAL SITUATIONS 1996 INSTITUTIONAL, L.P.
     ---------------------------------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 129,375
          Percentage: 1.3%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 129,375
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 129,375
     (c)  Other than as reported above, there were no transactions by Wexford Special Situations 1996
          Institutional, L.P. in connection with the Common Stock during the past 60 days.
     (d)  Wexford Special Situations 1996 Institutional, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

6.   WEXFORD ADVISORS LLC
     --------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 934,978
          Percentage: 9.0%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 934,978
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 934,978
     (c)  Other than as reported above, there were no transactions by the Special General Partner in connection with the Common Stock during the past 60 days.
     (d)  The Special General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

7.   WEXFORD-EURIS SPECIAL SITUATIONS 1996, L.P.
     -------------------------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 202,504
          Percentage: 2.0%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 202,504
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 202,504
     (c)  Other than as reported above, there were no transactions by Wexford-Euris in connection with the Common
          Stock during the past 60 days.
     (d)  Wexford-Euris may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

8.   WEXFORD-EURIS ADVISORS LLC
     --------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 202,504
          Percentage: 2.0%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 202,504
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 202,504
     (c)  Other than as reported above, there were no transactions by the Euris General Partner in connection with the Common Stock during the past 60 days.
     (d)  The Euris General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

9.   WEXFORD SPECIAL SITUATIONS 1996, LIMITED
     ----------------------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 34,611
          Percentage: 0.3%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 34,611
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 34,611
     (c)  Other than as reported above, there were no transactions by Wexford Cayman in connection with the
          Common Stock during the past 60 days.
     (d)  Wexford Cayman may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock. The filing of this Statement shall not be construed as an admission that Wexford Cayman is, for the purposes of Section 13D of the Act, the beneficial owner of any securities covered by this Statement.
     (e)  Not applicable.

10.  WEXFORD CAPITAL PARTNERS II, L.P.
     ---------------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 932,663
          Percentage: 9.0%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 932,663
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 932,663
     (c)  Other than as reported above, there were no transactions by Wexford Capital in connection with the
          Common Stock during the past 60 days.
     (d)  Wexford Capital may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

11.  WEXFORD CAPITAL CORPORATION
     ---------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 932,663
          Percentage: 9.0%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 932,663
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 932,663
     (c)  Other than as reported above, there were no transactions by the Wexford Capital General Partner in connection with the Common Stock during the past 60 days.
     (d)  The Wexford Capital General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

12.  WEXFORD OVERSEAS PARTNERS I, L.P.
     ---------------------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 174,090
          Percentage: 1.7%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 174,090
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 174,090
     (c)  Other than as reported above, there were no transactions by Wexford Overseas in connection with the
          Common Stock during the past 60 days.
     (d)  Wexford Overseas may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

13.  WEXFORD CAPITAL LIMITED
     -----------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 174,090
          Percentage: 1.7%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 174,090
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 174,090
     (c)  Other than as reported above, there were no transactions by the Wexford Overseas General Partner in connection with the Common Stock during the past 60 days.
     (d)  The Wexford Overseas General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

14.  CD HOLDING COMPANY, LLC
     -----------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 4,721,032
          Percentage: 41.8%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 4,721,032
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 4,721,032
     (c)  Other than as reported above, there were no transactions by CD Holding Company, LLC in connection with the Common Stock during the past 60 days.
     (d)  CD Holding Company, LLC may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

15.  CHARLES E. DAVIDSON
     -------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 7,763,648
          Percentage: 66.0%
     (b)  1.   Sole power to vote or to direct vote: 5,505,305
          2.   Shared power to vote or to direct vote: 2,258,343
          3.   Sole power to dispose or to direct the disposition: 5,505,305
          4.   Shared power to dispose or to direct the disposition: 2,258,343
     (c)  Other than as reported above, there were no transactions by Mr. Davidson in connection with the Common
          Stock during the past 60 days.
     (d)  Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

16.  JOSEPH M. JACOBS
     ----------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 2,258,343
          Percentage: 21.3%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 2,258,343
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 2,258,343
     (c)  Other than as reported above, there were no transactions by Mr. Jacobs in connection with the Common
          Stock during the past 60 days.
     (d)  Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

17.  GULFPORT FUNDING, LLC
     ---------------------
     (a)  Aggregate number of shares of Common Stock beneficially owned: 108,625
          Percentage: 1.1%
     (b)  1.   Sole power to vote or to direct vote: -0-
          2.   Shared power to vote or to direct vote: 108,625
          3.   Sole power to dispose or to direct the disposition: -0-
          4.   Shared power to dispose or to direct the disposition: 108,625
     (c)  Other than as reported above, there were no transactions by Gulfport Funding, LLC in connection with the Common Stock during the past 60 days.
     (d)  Gulfport Funding, LLC may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
     (e)  Not applicable.

         Wexford Capital LLC may, by reason of its status as investment manager to the Wexford Funds, manager to Wexford Spectrum and GF LLC and investment sub-advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum, GF LLC and Wexford Cayman possess beneficial ownership.

         The Special General Partner may, by reason of its status as general partner of the Special Funds, be deemed to own beneficially the Common Stock of which the Special Funds possess beneficial ownership. The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which Wexford Cayman possesses the beneficial ownership.

         The Euris General Partner may, by reason of its status as the general partner of Wexford-Euris, be deemed to own beneficially the Common Stock of which Wexford-Euris possesses beneficial ownership.

         The Wexford Capital General Partner may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the Common Stock of which Wexford Capital possesses beneficial ownership.

         The Wexford Overseas General Partner may, by reason of its status as general partner of Wexford Overseas, be deemed to own beneficially the Common Stock of which Wexford Overseas possesses beneficial ownership.

         Wexford Advisors may, by reason of its status as a general partner of Wexford Spectrum Fund I, L.P. and Wexford Spectrum II, L.P., and as manager of Wexford Spectrum, be deemed to own beneficially the Common Stock of which Wexford Spectrum possesses beneficial ownership.

         Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum, GF LLC and Wexford Cayman possess beneficial ownership.

         Charles E. Davidson may, by reason of his status as manager of CD Holding Company, LLC, be deemed to own beneficially the Common Stock of which CD Holding Company, LLC possesses beneficial ownership.

                                    * * * * *

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9 2002

                                        WEXFORD CAPITAL LLC

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Senior Vice President


                                        WEXFORD SPECTRUM INVESTORS LLC

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD SPECTRUM ADVISORS, LLC

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD SPECIAL SITUATIONS 1996, L.P.

                                        By: Wexford Advisors LLC,
                                              general partner

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD SPECIAL SITUATIONS
                                          1996 INSTITUTIONAL, L.P.

                                        By: Wexford Advisors LLC,
                                              general partner

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD ADVISORS, LLC

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President

                                        WEXFORD-EURIS SPECIAL
                                        SITUATIONS 1996, L.P.

                                        By: Wexford-Euris Advisor LLC,
                                                 general partner

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD-EURIS ADVISORS, LLC

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD SPECIAL SITUATIONS 1996, LIMITED

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD CAPITAL PARTNERS II, L.P.

                                        By: Wexford Capital II, L.P.,
                                                 general partner

                                        By: Wexford Capital Corporation,
                                                 general partner

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD CAPITAL CORPORATION

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        WEXFORD OVERSEAS PARTNERS I, L.P.

                                        By: Wexford Capital Overseas, L.P.,
                                                 general partner

                                        By: Wexford Capital Limited

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President

                                        WEXFORD CAPITAL LIMITED

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Vice President


                                        CD HOLDING COMPANY, LLC

                                        By: /s/ Charles E. Davidson
                                            ----------------------------------
                                            Name:  Charles E. Davidson
                                            Title: Manager

                                            /s/ Charles E. Davidson
                                            ----------------------------------
                                            CHARLES E. DAVIDSON


                                            /s/ Joseph M. Jacobs
                                            ----------------------------------
                                            JOSEPH M. JACOBS


                                        GULFPORT FUNDING, LLC

                                        By: WEXFORD CAPITAL LLC

                                        By: /s/ Arthur H. Amron
                                            ----------------------------------
                                            Name:  Arthur H. Amron
                                            Title: Senior Vice President